Play LA Inc. Announces Acquisition of Leading Football site Arsenal-Mania

TORTOLA, British Virgin Islands – March 9th, 2010 – (MarketWire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has acquired leading UK football fan website, www.arsenal-mania.com.

Arsenal-Mania is one of the most popular websites for fans who follow Arsenal FC, one of the English Premier League’s top football clubs. The website currently attracts over a quarter of a million visitors each month who read in excess of 4.5 million pages of news, player profiles, fan feedback and match post mortems. David Hallonquist, Play LA Inc.’s  CEO states ‘The acquisition of Arsenal-Mania expands our reach to UK and European sports audiences, complements our existing sports content, and increases advertising inventory to sell to our advertisers.’

Play LA is an established publisher in the sports and gaming markets, and currently owns  a network of Sports, Casino and Poker news websites, which includes www.bettingchoice.co.uk,  and www.pokernewsheadlines.com.  This newest acquisition increases the network total to nineteen websites, and adds eight more writers to the editorial team.

Jonathan Chong, the owner of Arsenal-Mania added ‘By joining the Play LA team, we get the development, marketing and financial support necessary to take the website to the next phase of growth.’ David Hallonquist further states “This is our second acquisition of 2010. The company continues to seek additional revenue generating assets that fit with our business strategy of complementary content and rapid revenue growth.”

About Arsenal Mania (arsenal-mania.com)

Founded in February 2000, Arsenal Mania began as an Arsenal fan forum before expanding rapidly to include news, player profiles and match statistics. The site has been featured by prominent UK media groups such as the Guardian, the Evening Standard, the Times, the London Paper and the Daily Mail. Arsenal Mania’s writers have also contributed to sports sites such as ESPN Soccernet. The site has almost 40,000 registered members, and close to 9,000 Twitter followers.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a Global network of multi-language websites.  The Company currently owns and operates 19 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493